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Friday, August 18, 2006

Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance


Reference# 000-13403

         The following is our response to your comment letter dated June 20, 2006, after considering your comments. The numbers and answers correspond to the questions and requests made in your letter.

     1) We will address and comply in future filings, beginning with our 10-QSB for the second quarter of 2006.

     1) Bullet 4. We will respectively present two years cash flow information, since the Company is a Small Business filer.

     2) Bullet 1. The Founders of ddn were issued restricted shares totaling 49% ownership in the entity. The shares vest over 36 months as the shareholders provide services. We obtained a valuation at the date of issuance of the shares and recorded compensation expense ratably over the vesting period. (see Bullet 3 below).

     2) Bullet 2. The Founders contributed $125.00 in cash and Amistar contributed $130.00 in cash in exchange for their shares. Amistar's ownership percentage is 51%. The accounting treatment is discussed in Note 1 to our December 31, 2005, Consolidated Financial Statements, under the caption `Distributed Delivery Networks".

     2) Bullet 3. Please see our response to the SEC comment letter dated December 15, 2004, File # 000-13403, paragraphs 6 and 7. Each quarter, a charge is made to compensation expense in general and administrative expense and a credit is made to Additional Paid-In Capital.

     2) Bullet 4. The accrual of the bonus expense to the Founders is equal to the interest accrued on the inter-company note. We debit general and administrative expense and credit accrued bonus payable for the bonus to the founders.



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     3) The material terms of the Registration Rights Agreements are disclosed in the liquidity section of the 2005 10K (page 19). There are no provisions for liquidated damages in the event of non-registration by the due date. Because no penalty is specified, in the event we do not register the shares or maintain an effective registration, we have classified such shares as temporary equity in the balance sheet.

     4) The litigation expenses were recorded as incurred during 2004, 2005 and 2006 in general and administrative expenses. The unregistered shares issued to our law firm were valued at the market on the date of the agreement at $4.00 per share. The amount of shares issued was determined as [(Outstanding payable less amount to be paid in cash) divided by $4.00 per share)].

     5) The primary purpose for the inventory reserves is to value inventory from product lines that have become obsolete and for which the Company has not yet discarded the material. The Company, on an ongoing basis, has been discarding such material and charging that amount to reserves. The Company does not expect to sell a material portion of the inventory, with the possible exception of certain reserves on the DataPlace line, where demand is soft. The reserved portion of the DataPlace inventory at 12/31/05 had not been sold in over three years and while the Company hopes to sell it in the future, that prospect is uncertain. Of the total reserves of $1,789,000 at December 31, 2005, $90,000 related to the discontinued segment.

         The Company is responsible for the adequacy and accuracy of the disclosure in the filings. SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Sincerely,


         \s\ Gregory Leiser

         Gregory Leiser
         Vice President Finance and CFO